Exhibit 99.2

ACCIPITER LIFE SCIENCES FUND, LP
399 Park Avenue, 38th Floor
New York, New York 10022

February 14, 2008

Eugene I. Davis
c/o PIRINATE Consulting Group, L.L.C.
5 Canoe Brook Drive
Livingston, New Jersey 07038

Re:           Penwest Pharmaceuticals Co.

Dear Mr. Davis:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Penwest Pharmaceuticals Co. (“Penwest”) in connection with the proxy solicitation that Accipiter Life Sciences Fund, LP (“Accipiter”) and its affiliates are considering undertaking to elect directors at Penwest’s 2008 Annual Meeting of Shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Accipiter Solicitation”).  Your outstanding qualifications, we believe, will prove a valuable asset to Penwest and all of its shareholders.  This letter will set forth the terms of our agreement.

Accipiter agrees to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Accipiter Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your own criminal actions, fraud, negligence, bad faith or willful misconduct; provided further, that this indemnification agreement and all of the Accipiter’s obligations hereunder shall terminate upon your becoming a director of Penwest.  This indemnification will include any and all (each, a “Loss”) losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Accipiter Solicitation and any related transactions.

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give Accipiter written notice of such claim or Loss.  Upon receipt of such written notice, Accipiter will provide you with counsel to represent you.  Such counsel shall be reasonably acceptable to you.  In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein.  Accipiter may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.  Accipiter will not be responsible for fees, costs or expenses of separate counsel retained by you.  You may not enter into any settlement of loss or claim without the written consent of Accipiter, which consent will not be unreasonably withheld.

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

ACCIPITER LIFE SCIENCES FUND, LP

By: Candens Capital, LLC its general partner

/s/ Gabe Hoffman
By: Gabe Hoffman, Managing Member

ACCEPTED AND AGREED:

/s/ Eugene I. Davis
EUGENE I. DAVIS